CNX Gas Corporation

CNX Center

1000 CONSOL Energy Drive

Canonsburg, PA 15317-6506

November 14, 2008

Mr. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 7010

Washington, D. C. 20549

RE:	CNX Gas Corporation Form 10-K for Fiscal Year Ended December 31, 2007 and Form 10-Q for Fiscal Quarter Ended June 30, 2008 Response letter dated September 29, 2008 File No. 001-32723

Dear Mr. Schwall:

This letter sets forth the responses of CNX Gas Corporation (the “Company” or “we” or “our”) to the comments of the staff of the U. S. Securities and Exchange Commission (the “Commission”) contained in your letter dated November 7, 2008. The Company’s responses set forth below correspond to the comments as numbered in the staff’s letter.

Engineering Comments

Financial Statements, page 59

Other Supplemental Information – Supplemental Gas data (unaudited), page 93

1.	Your response to our comment number 15 of our September 11, 2008 letter does not appear to explain the reason(s) that your actual incurred development costs for 2007- $258 million – are identical with the “Development costs incurred, previously estimated” line item in the 2007 standardized measure reconciliation on page 96. Both of these numbers being identical seems to imply that you incurred no development costs in 2007 other than those you had estimated in prior years’ standardized measure. Please explain why you believe that there should be no difference between these two items.

Company Response:

The language on page 96 entitled “Development costs incurred, previously estimated” in the 2007 standardized measure reconciliation on page 96 should have been labeled “Development costs incurred during the period.” This caption was intended to represent the actual development costs incurred in the period presented and therefore would be consistent with the amount represented in the “Costs incurred for Property Acquisition, Exploration and Development” table presented on page 93. We propose changing the language on the following table to clarify presentation.

	2007		2006		2005
	Consolidated Operations	Equity Affiliates	Consolidated Operations	Equity Affiliates	Consolidated Operations	Equity Affiliates

Balance at Beginning of Period	$933,186	$1,705	$1,865,097	$5,697	$1,026,774	$2,764
Net changes in sales prices and production costs	1,681,550	7,356	(5,327,975)	(13,550)	3,528,867	10,581
Sales net of production costs	(207,688)	(1,122)	(435,909)	(2,265)	(233,212)	(1,314)
Net change due to revisions in quantity estimates	479,618	5,959	1,495,140	(2,486)	629,622	2,925
Net change due to acquisition	2,840	—	—	—	—	—
Development costs incurred during the period	257,935	—	151,774	—	86,273	—
Changes in estimated future development costs	(342,043)	(214)	(281,561)	(12)	(244,038)	990
Net change in future income taxes	(754,209)	(4,673)	1,743,570	7,162	(1,500,271)	(5,213)
Accretion of discount and other	(666,206)	(4,454)	1,723,050	7,159	(1,428,918)	(5,036)

Total Discounted Cash Flow at End of Period	$1,384,983	$4,557	$933,186	$1,705	$1,865,097	$5,697

We believe this to be an appropriate presentation of the reconciliation of the standardized measure reconciliation according to FAS 69, Illustration 5. The example in FAS 69 allows for “development costs incurred during the period” to be presented separately from “changes in estimated future development costs.” By clarifying the language in the above table, noted by the underscored text, the amounts in the two tables represented in the comment above should be identical. Both amounts represent actual costs incurred in the period.

The actual development costs incurred in the period are not equal to the amount estimated in prior periods which were included in the “future development costs estimated.” Differences have and will occur between these two amounts due to various reasons, including, but not limited to, differences in the actual costs vs. estimated costs for assumed work and differences in actual work completed vs. assumed work to be completed. Variances in these two amounts have been included in “changes in estimated future development costs” amounts presented above.

In future filings, a statement will be added below the reconciliation of standardized measure table which will state the following: “Differences in previously estimated development costs versus actual development costs incurred in the current period are included in the Changes in estimated future development costs line.”

In future filings, clarifying the language in the table above along with adding the disclosure noted above, both indicated by the underscored text, will assist to clarify information required by FAS 69.

Based upon the responses provided, I believe the Company has satisfied the staff’s request.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (724) 485-4550. My fax number is (724) 485-4834.

Very truly yours,

/s/ William J. Lyons
William J. Lyons Chief Financial Officer

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